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SEC File Number 0-29583
CUSIP Number 545754 10 3

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):

☑ Form 10-K	☐ Form 11-K	☐ Form 20-F	☐ Form 10-Q
☐ Form N-SAR	☐ Form N-CAR

For Period Ended: December 31, 2004

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: NOT APPLICABLE

PART I
REGISTRANT INFORMATION

Full name of registrant: LOUDEYE CORP.

Former name if applicable: NOT APPLICABLE

Address of principal executive office (Street and number): 1130 Rainier Avenue South

City, state and zip code: Seattle, Washington 98144

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate.)

☑       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑       (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CAR or the transition report portion thereof could not be filed within the prescribed time period.

     The Company is performing additional procedures with respect to its year-end financial statements and related disclosures and requires additional time to finalize its Form 10-K for the year ended December 31, 2004.

     In addition, the Company’s management requires additional time to complete its report on management’s assessment of the Company’s internal control over financial reporting required by Section 404 of the Sarbanes-Oxley Act of 2002. Management has identified material weaknesses in the Company’s internal control over financial reporting. As a result of these material weaknesses, management will report that its internal control over financial reporting was not effective as of December 31, 2004.

     The Company expects to file its annual report on Form 10-K on or before March 31, 2005.

PART IV
OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification: Larry Madden. (206) 832-4000.

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

     ☑ Yes ☐ No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     ☑ Yes ☐ No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Changes in the Company’s results of operations from the corresponding period for the last fiscal year are reflected in the Company’s news release announcing its financial results for the fourth fiscal quarter and fiscal year ended December 31, 2004. This news release was furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K on March 1, 2005. Based on the procedures that the Company is performing with respect to its financial statements, it is possible that additional adjustments to the fiscal 2004 results and/or restatement of prior years' financial statements and/or prior fiscal years or quarterly financial statements may be required.

LOUDEYE CORP.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 17, 2005

By:      /s/ Lawrence J. Madden
LAWRENCE J. MADDEN
President, Digital Media Solutions
(Principal Financial and Accounting Officer)

Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than and executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.